Exhibit 99.1

Independent Registered Auditors’ Report

The Board of Directors and Shareholders
CoolBrands International Inc.:

We have audited the accompanying consolidated balance sheet of CoolBrands International Inc. as of August 31, 2006 and the consolidated statements of operations, shareholders’ equity, and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of CoolBrands, International, Inc. as of and for the year ended August 31, 2005, were audited by other auditors whose report dated December 9, 2005, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting, accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CoolBrands International, Inc., and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and subsequent discontinuation of many of it key operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Melville, New York
January 26, 2007

CoolBrands International Inc.
Consolidated Balance Sheets as at August 31, 2006 and 2005

(Amounts expressed in thousands of dollars)

	2006	2005

Assets
Current Assets:

Cash	$393	$24,062
Investments	-	7,500
Restricted cash	-	10,000
Receivables, net	12,780	22,833
Receivables - affiliates	-	1,780
Inventories	9,131	29,918
Current assets of discontinued operations held for sale	38,142	52,719
Income taxes recoverable	11,000	9,767
Prepaid expenses	819	1,490
Deferred income taxes, net of valuation allowance	-	5,148

Total current assets	72,265	165,217

Non-current assets of discontinued operations held for sale	51,927	64,453

Deferred income taxes, net of valuation allowance	-	14,799

Property, plant and equipment	23,051	31,976

Intangible and other assets	1,515	5,857

Goodwill	11,790	15,543

	$160,548	$297,845

Approved by the Board,

“Michael Serruya”	“Ronald W. Binns”
________________________________________________________________,Director	___________________________________________________________________,Director

CoolBrands International Inc.
Consolidated Balance Sheets as at August 31, 2006 and 2005

(Amounts expressed in thousands of dollars)

	2006	2005
Liabilities and Shareholders’ Equity

Current Liabilities:
Notes payable in default	$10,077	$-
Notes payable of majority owned subsidiary in default	23,501	-
Accounts payable	20,462	28,198
Accrued liabilities	14,900	21,106
Payables - affiliates	-	620
Income taxes payable	140	-
Deferred income taxes, net of valuation allowance	-	93
Current liabilities of discontinued operations held for sale	22,890	34,009
Short term borrowings	-	34,553
Current maturities of long-term debt	-	18,161
Other liabilities	4,287	-

Total current liabilities	96,257	136,740

Other liabilities	-	2,442
Non-current liabilities of discontinued operations held for sale	825	684
Long-term debt, including obligations under capital leases	348	8,248
Deferred income taxes	2,000	6,140

Total liabilities	99,430	154,254

Minority interest	-	5,185

Commitments and contingencies

Shareholders’ Equity:
Capital stock	97,804	97,578
Additional paid-in capital	38,812	46,376
Accumulated other comprehensive losses	(1,464)	(1,696)
Accumulated deficit	(74,034)	(3,852)

Total shareholders’ equity	61,118	138,406

	$160,548	$297,845

See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Consolidated Statements of Operations for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of dollars, except for per share data)

	2006	2006 Pro Forma (Unaudited)	2005
Net revenues:

Net sales	$96,936	$46,191	$142,873
Other income	2,412	2,267	6,837

Total net revenues	99,348	48,458	149,710

Cost of goods sold	110,718	49,424	142,181
Selling, general and administrative expenses	40,101	34,527	37,530
Interest expense	2,000	401	1,687
Asset impairment	21,289	10,139	51,141
Gain on sale of building	-	-	(3,515)

Loss from continuing operations before income taxes and minority interest	(74,760)	(46,033)	(79,314)

Minority interest	5,185	-	2,700

Loss from continuing operations before income taxes	(69,575)	(46,033)	(76,614)

(Recovery of) Provision for income taxes:

Current	(11,100)	(11,100)	(8,439)
Deferred	5,145	5,145	841
	(5,955)	(5,955)	(7,598)
Net loss from continuing operations	(63,620)	(40,078)	(69,016)

Discontinued operations:
Loss from operations of discontinued operations	(6,972)	(6,972)	(5,054)
Gain on sale of franchising segment	410	410
Loss generated by majority owned subsidiary, net of minority interest	-	(23,542)	-

Net loss from discontinued operations	(6,562)	(30,104)	(5,054)

Net loss	$(70,182)	$(70,182)	$(74,070)
Per share data:

Loss per share (basic and diluted):
Continuing operations	$(1.13)	$(0.71)	$(1.23)
Discontinued operations	(0.12)	(0.54)	(0.09)
	$(1.25)	$(1.25)	$(1.32)

Weighted average shares outstanding:
Shares used in per share calculation - basic and diluted	56,047	56,047	55,924

See accompanying notes to consolidated financial statements

CoolBrands International Inc.
Consolidated Statements of Shareholders’ Equity for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of dollars)

	Capital stock	Additional paid-in capital	Accumulated other comprehensive (losses)	Retained earnings (accumulated deficit)	Total Shareholders’ equity
Balance at August 31, 2004	$97,485	$44,494	$(1,096)	$70,218	$211,101
Comprehensive losses:
Net loss				(74,070)
Other comprehensive losses, net of income taxes:
Currency translation adjustment			(600)
Total comprehensive loss					(74,670)
Issuance of shares for stock options exercised	93	(36)			57
Stock-based compensation expense		1,918			1,918
Balance at August 31, 2005	97,578	46,376	(1,696)	(3,852)	138,406
Compressive losses:
Net loss				(70,182)
Other comprehensive gain, net of income taxes:
Currency translation adjustment			232
Total comprehensive loss					(69,950)
Issuance of shares for stock options exercised	226	(87)			139
Stock-based compensation expense		443			443
Reversal of deferred tax asset set up in connection with stock-based compensation expense		(7,920)			(7,920)
Balance at August 31, 2006	$97,804	$38,812	$(1,464)	$(74,034)	$61,118

See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Consolidated Statements of Cash Flows for the years ended August 31, 2006 and 2005

(Amounts expressed in thousands of dollars)

	2006	2005
Cash and short-term investments provided by (used in):
Operating activities:
Net loss	$(70,182)	$(74,070)
Adjustments to reconcile net loss to net cash flows from operating activities
Depreciation and amortization	5,026	4,466
Asset impairment	21,289	51,141
Stock-based compensation expense	443	1,918
Deferred income taxes	5,145	493
Gain on sale of building and other assets	-	(3,634)
Minority interest	(5,185)	(2,696)
Net loss from discontinued operations	6,972	5,054
Gain on sale of franchising segment	(410)	-
Cash effect of changes from continuing operations
Receivables	9,304	22,487
Receivables - affiliates	1,569	1,831
Allowance for doubtful accounts	(537)	(110)
Inventories	15,037	6,261
Prepaid expenses	676	(2,000)
Income taxes recoverable	(1,046)	(9,767)
Accounts payable	(7,736)	10,848
Payables - affiliates	(620)	(230)
Accrued liabilities	(4,753)	1,665
Income taxes payable	-	(5,240)
Other assets	1,022	(559)
Other liabilities	694	124
Cash (used in) provided by operating activities	(23,292)	7,982
Investing activities:
Purchase of property, plant and equipment	(1,416)	(13,500)
Purchase of license agreements and other intangibles		(26)
Proceeds from sale of building	-	5,434
Decrease(increase) in restricted cash	10,000	(10,000)
Purchase of investments	-	(2,500)
Redemption of investments	7,500	23,050
Decrease (increase) in notes receivable	15	(36)
Cash provided by investing activities	16,099	2,422
Financing activities:
Change in revolving line of credit, secured	-	2,661
Proceeds from notes payable in default	10,077	-
Proceeds from notes payable of majority owned subsidiary, in default	23,918	-
Repayment of notes payable of majority owned subsidiary, in default	(417)	-
Proceeds from short term borrowings	-	44,553
Proceeds from issuance of Class A and B shares	139	57
Repayment of short term borrowings	(34,553)	(10,000)
Repayment of long-term debt	(26,409)	(3,785)
Cash (used in) provided by financing activities	(27,245)	33,486
Decrease (increase) in cash flows due to changes in foreign exchange rates	230	(695)
Cash flows provided by (used in) from discontinued operations:
Net loss from discontinued operations	(6,972)	(5,054)
Operating	8,937	8,311
Investing	8,574	(58,445)
Financing	-	(222)
Cash provided by (used in) discontinued operations	10,539	(55,410)
(Decrease) in cash and cash equivalents	(23,669)	(12,215)
Cash and cash equivalents - beginning of year	24,062	36,277
Cash and cash equivalents - end of year	$393	$24,062

See accompanying notes to consolidated financial statements.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Note 1. Description of business and summary of significant accounting policies

In the year ended August 31, 2006 (“Fiscal 2006”), the Company incurred a net loss of $(70,182), of which $(63,620) was from continuing operations and $(6,562) was from discontinued operations.

In the first quarter of the year ended August 31, 2006 (“Fiscal 2006”), the decision was made to sell certain businesses to generate liquidity. In December 2005, the Company sold certain assets relating to its franchising business for proceeds totaling $8,000 to a company controlled by Aaron Serruya, a former officer of the Company, who is a director and the brother of Michael Serruya, the Chairman and Chief Executive Officer of the Company.

On April 21, 2006, the Company refinanced its then remaining debt by obtaining the following:

1.	a $48,000 senior secured revolving credit facility (the “Corporate Credit Facility”); and

2.
a $25,500 senior secured revolving credit facility consisting of a $8,000 senior secured revolving credit facility and $17,500 of term loans, in which Americana Foods Limited Partnership (“Americana Foods”), which is 50.1% owned by the Company, is the borrower (the “Americana Credit Facility”).

Each of the loans was for an original term of three years and provides for interest at the prime rate (8.25% at August 31, 2006). Each of the credit facilities were unconditionally guaranteed by the Company. See Note 12, “Long-term Debt,” and Note 20, “Subsequent Events,” for a complete discussion of the Company’s indebtedness.

The proceeds from the borrowings were used to retire all then existing debt.

However, sales generated by the Company continued to lag and the Company incurred significant losses in Fiscal 2006. The Company was in default under its financial covenants at May 31, 2006 and August 31, 2006 with respect to the Corporate Credit Facility and the Americana Credit Facility. During Fiscal 2006, the Board of Directors of the Company approved the active marketing of certain of its business lines for sale, including Eskimo Pie Frozen Distribution, Inc. (“EPFD”), the Company’s direct store door business and a component of our frozen dessert segment, Value America, substantially all of the Company’s dairy components segment, and CoolBrands Dairy, Inc. (‘CBD”), the Company’s yogurt segment, to generate cash and reduce debt.

On September 14, 2006, the Company completed the sale of the Value America division to an unaffiliated third party for $5,736, and on November 17, 2006, the Company consummated the sale of substantially all of EPFD to an unaffiliated third party for $8,250.

In October 2006, certain of the Company’s subsidiaries, as creditors of Americana Foods, filed an involuntary petition of Bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations and was under the jurisdiction of an independent bankruptcy trustee, who is arranging for the sale of the remaining assets. The estimated fair value of Americana Foods’ assets and liabilities subject to settlement and the guaranteed debt are recorded in the accompanying balance sheet.

Additionally, on January 2, 2007, the Company entered into a definitive agreement to sell CBD. Finally, on January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”), and utilized a portion of the proceeds to repay the amounts outstanding under the Corporate Credit Facility.

Frozen dessert segment

Revenues in the frozen segment are or have been generated from manufacturing and selling a variety of prepackaged frozen dessert products to distributors, including Eskimo Pie Frozen Distribution (“EPFD”), and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

CoolBrands competes in the fast-growing Better for You ice cream category with offerings such as fat-free, non-dairy WholeFruit Sorbet. Better for You offerings by CoolBrands include No Pudge! branded frozen snacks and a line of Better for Kids frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premium ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of “all family” premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana and Yoplait. Substantially, all of these businesses are included in the foodservice segment. On January 24, 2007, the Company sold certain assets of the foodservice segments including the brand names, Eskimo Pie and Chipwich to an unaffiliated third party (see Note 20, “Subsequent Events”).

CoolBrands’ subsidiary, EPFD, operates a direct store door ice cream distribution system in selected markets in the U.S., serving CoolBrands products and certain Partner Brands to supermarkets, convenience stores and other retail customers. During Fiscal 2006, the Company made the decision to sell EPFD. Accordingly, the assets and liabilities, operating results and cash flows have been classified as assets and liabilities of discontinued operations held for sale, net loss of discontinued operations and net cash flows from discontinued operations, respectively. The Company consummated the sale of substantially all of the net assets of EPFD to an unaffiliated third party on November 17, 2006. (See Note 5, “Discontinued Operations,” and Note 20, “Subsequent Events,” for a complete discussion.)

CoolBrands’ 50.1% owned subsidiary, Americana Foods, was a manufacturer and supplier of packaged ice cream, frozen yogurt and sorbet products, frozen snacks, soft-serve mixes and other food products to well-known national retailers, food companies and restaurant chains. Americana Foods manufactured products purchased by the Company for sale and distribution, which in Fiscal 2006 aggregated $21,700 (at cost) or approximately 45% of the purchases by the frozen dessert and foodservice segments.

Yogurt segment

CoolBrands’ subsidiary, CBD, manufactures cup yogurt at its plant located in North Lawrence, New York and markets the products under the Breyers brand pursuant to a trademark rights agreement, which grants the rights in perpetuity, and under the Crème Savers brand pursuant to a long-term license agreement. During Fiscal 2006, the Company made the decision to sell CBD and on January 2, 2007, the Company entered into a definitive agreement to sell CBD to an unaffiliated third party. Accordingly, the assets and liabilities, operating results and cash flows of the yogurt segment have been reclassified to assets and liabilities held for sale of discontinued operations, net loss from discontinued operations and net cash flows from discontinued operations, respectively. (See Note 5, “Discontinued Operations,” and Note 20, “Subsequent Events.”)

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Dairy components segment

Revenues in the dairy components segment were generated from the manufacturing and selling of various ingredients to the dairy industry and from the manufacturing and selling of flexible packaging, such as private label ice cream novelty wraps. CoolBrands’ dairy components segment manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients. During Fiscal 2006, the Company made the decision to sell the Value America division, which represents substantially all of the dairy components segment, and consummated a sale to an unaffiliated third party in September 2006. Accordingly, the assets and liabilities, operating results and cash flows have been classified as assets and liabilities of discontinued operations held for sale, net loss of discontinued operations and net cash flows from discontinued operations, respectively. (See Note 5, “Discontinued Operations,” and Note 20, “Subsequent Events.”)

Foodservice segment

Revenues in the foodservice segment were generated from manufacturing and selling soft-serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft-serve ice cream and yogurt products to consumers. On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s, an indirect subsidiary of Nestlé S.A. (See Note 20, “Subsequent Events.”)

Basis of presentation

The consolidated financial statements are prepared by management using accounting principles generally accepted in the United States and include all wholly and majority owned subsidiaries. All significant intercompany transactions of consolidated subsidiaries are eliminated. Acquisitions recorded as purchases are included in the statement of operations from the date of acquisition. All amounts are reported in U.S. dollars unless otherwise indicated.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated.

Cash

All highly liquid commercial paper purchased with maturities of three months or less is classified as a cash equivalent. Cash equivalents are stated at cost, which approximates market value.

Investments

The Company’s investment portfolio consisted of investments in Auction rate securities. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

excess of 90 days. The Company evaluates whether to redeem or rollover each security no later than every 35 days. At August 31, 2006 and 2005, the Company had investment balances of Nil and $7,500, respectively.

Inventories

Inventories consist primarily of ice cream, frozen yogurt and frozen dessert products, food supplies and packaging. Inventories are valued at the lower of cost and net realizable value, with cost determined principally by the first-in, first-out (FIFO) method.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings and machinery and equipment is provided by the straight-line or declining balance methods, using the estimated useful lives of the assets, principally 20 to 38 years and 2 to 10 years, respectively.

Intangible and other assets

Intangible and other assets consist of license agreements, trademarks, trademark rights and other assets. Amortizing intangibles are stated at cost less accumulated amortization and allowances for impairment. Amortization is provided by the straight-line method using the terms of the agreements, which range from 4 to 20 years.

Goodwill and other non-amortizable intangible assets

In accordance with Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”), goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but instead are to be tested for impairment at least annually or earlier if there are impairment indicators. Other intangible assets continue to be amortized over their estimated useful lives. Goodwill is tested for impairment using a two step process that begins with an estimation of the fair value of each reporting unit. The fair value of each reporting unit is determined using a combination of valuation approaches including an income approach consisting of a discounted cash flow analysis and a market multiple approach. The fair value of the reporting unit is compared to its carrying value. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value.

During Fiscal 2006, the Company recorded a provision for impairment of $5,428 with respect to the goodwill of the yogurt segment (see Note 5, “Discontinued Operations,” for further discussion). The impairment of the goodwill of the yogurt segment is included in net loss of discontinued operations. Additionally, the Company incurred losses on impairment totaling $21,289 with respect to:

1.	The loss on impairment incurred with respect to certain licenses not likely to continue and related prepaid packaging and design cost totaling $3,609;

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

2.
The loss on impairment of goodwill of $3,500 incurred with respect to the frozen dessert segment to recognize the deterioration of the business as the result of the abandonment or termination of various licensing agreements;

3.	The loss on impairment of $1,890 related to certain property, plant and equipment currently in storage;

4.	The loss on impairment of $1,140 relating to deferred acquisition costs, prepaid royalties and net receivables of Americana Foods;

5.
The loss on impairment of $11,150 to recognize the loss in value of the assets of Americana Foods in bankruptcy (accounts receivable - $1,500, inventory - $5,750 and property, plant and equipment - $3,900).

During Fiscal 2005, the Company completed its annual impairment testing of goodwill and intangible assets. A goodwill impairment charge of $48,701 was taken in the Company’s frozen dessert segment. The impairment charge in the frozen dessert product segment is the result of the loss of the Weight Watchers licensing agreement as well as declining sales of the Atkins and our base business product lines and the resulting decline in cash flows. This review also resulted in a $1,401 intangible asset impairment charge for the Company’s frozen dessert segment. Significant assumptions used in measuring the impairments included the timing and amount of estimated future cash flows for reporting units and intangible assets, and where applicable, an analysis of guideline transaction market multiples.

For the year ended August 31, 2005 (“Fiscal 2005”), CoolBrands International Inc. (the “Company”) incurred a net loss of $74,070, which was primarily attributable to:

1.	the non-cash impairment charges totaling $55,525 relating to goodwill and intangible assets of the Company’s frozen dessert and franchising segments; and

2.
the discontinuation of the Weight Watchers Smart Ones brand products and the decline in other frozen dessert brands, which was partially offset by the sales of the Breyers yogurt business acquired in March 2005 and a change in the Company’s arrangement with Dreyer’s.

As of August 31, 2005, the Company had approximately $60,962 of outstanding debt, of which $52,714 was classified as current liabilities.

Long-Lived Assets

The Company’s other long-lived assets include property, plant and equipment and amortizable intangible assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of these assets may not be recoverable, the Company will assess the recoverability of such assets based upon estimated undiscounted cash flow forecasts, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” When any such impairment exists, the related assets will be written down to fair value.

During fourth quarter of Fiscal 2006, based upon market analysis and other third party information, the Company recorded a provision for impairment of $5,790 with respect to property, plant and equipment which includes $3,900 with respect to Americana Foods.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

During the fourth quarter of Fiscal 2005, due to the presence of indicators, the Company completed impairment testing of other long-lived assets. This review resulted in a $483 impairment of property, plant and equipment.

Revenue recognition

Revenue from sales of the Company’s products is recognized at the time of sale, which is generally when products are shipped to customers.

Revenue from drayage is recognized at the time the product is delivered for the vendor to their customer by the Company and is primarily earned for the delivery of products to Dreyer’s scanned based trading customers. Substantially all of the drayage income is earned in EPFD and was included in discontinued operations for Fiscal 2006 and Fiscal 2005.

Product introduction expenditures

Product introduction expenditures (i.e. slotting fees) are recognized as reductions of revenues at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer.

Advertising

The Company spends a significant amount of its advertising dollars with its supermarket customers in the form of co-operative advertising in the chains’ weekly circulars. The remainder of the Company’s advertising is spent on media and other direct advertising. All advertising costs are expensed as incurred. The Company spent $5,274 on advertising for Fiscal 2006 in continuing operations as compared to $6,937 for Fiscal 2005.

Financial instruments

The carrying amount of financial instruments including cash, investments, restricted cash, receivables, receivables - affiliates, accounts payable, payables - affiliates, accrued liabilities and income taxes payable and income taxes recoverable approximates fair value at August 31, 2006 and 2005 because of the relatively short maturity of these instruments. The fair value of short term borrowings and long-term debt are disclosed in Note 12, “Long-term Debt.” The carrying amount of long-term debt approximates fair value at August 31, 2006 and 2005 because of their variable interest rates. The carrying amount of other liabilities approximates fair value at August 31, 2006 and 2005 because the fair value estimates are based upon pertinent information available to management at August 31, 2006 and 2005.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash, investments and receivables. The Company attempts to minimize credit risk with respect to receivables by reviewing customers’ credit history before extending credit, and by regularly monitoring customers’ credit exposure. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Loss per share

The Company uses the treasury stock method to determine diluted earnings per share. The following table presents the numerators and denominators used in the basic and diluted loss per share calculations:

	2006	2005
Numerator:
Net loss from continuing operations	$(63,620)	$(69,016)
Net loss from discontinued operations	(6,562)	(5,054)
Net loss	$(70,182)	$(74,070)
Denominator:
Basic weighted average shares outstanding	56,047	55,924
Dilutive effect of stock awards	-	-
	56,047	55,924

Net loss from continued operations - basic and diluted	$(1.13)	$(1.23)
Net loss from discontinued operations - basic and diluted	(0.12)	(.09)
Net loss - basic and diluted	$(1.25)	$(1.32)

Diluted net loss per share for Fiscal 2006 and Fiscal 2005 is equal to basic net loss per share because the effect of common stock equivalents is anti-dilutive. Potentially dilutive securities, calculated in terms of weighted-average share equivalent of stock options outstanding, are excluded from the calculations of diluted net loss per share when their inclusion would have anti-dilutive effect. During Fiscal 2006 and Fiscal 2005, Nil and 145 shares, respectively, of potentially dilutive securities were excluded from weighted-average share calculation for purposes of calculating weighted-average diluted shares and diluted loss per share.

Foreign currency translation

Translation gains or losses of accounts of foreign subsidiaries considered financially and operationally self-sustaining are deferred as a separate component of shareholders’ equity until there has been a realized reduction in the net investment.

Foreign currencies are translated into U.S. dollars using the average exchange rate for the year for items included in the Consolidated Statements of Operations. Foreign currencies are translated into U.S. dollars using the current rate for assets and liabilities included in the consolidated balance sheets except for earnings reinvested in the business, which are translated at historical rates.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable or receivable for the current period. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

New accounting pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 requires companies to recognize changes in accounting principle, including changes required by a new accounting pronouncement when the pronouncement does not include specific transition provisions, retrospectively to prior periods’ financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of SFAS 154 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual reporting period that begins after June 15, 2005. Under SFAS 123R, the pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. The adoption of SFAS 123R did not have a material impact on the Company’s financial position, results of operations or cash flows.

On July 13, 2006, the FASB issued FASB Interpretation (“Interpretation”) No. 48, “Accounting for Uncertainty in Income Taxes” (“Interpretation 48”). Interpretation 48 is effective for fiscal years beginning after December 15, 2006 and applies to all tax positions accounted for under SFAS No. 109, “Accounting for Income Taxes.” The Company intends to adopt Interpretation 48 for its fiscal year ending August 31, 2007 (“Fiscal 2007”) and will adopt Interpretation 48 by adjusting its tax liabilities and retained earnings for the cumulative effect of adjusting its tax benefits for uncertain tax positions, if any. The Company is still evaluating Interpretation 48 and its impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Further, the standard establishes a framework for measuring fair value under generally accepted accounting principles and expands certain disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 will have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 requires a company to recognize on its balance sheet the funded status of its defined benefit pension plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income. SFAS 158 is effective for fiscal years ending after December 15, 2006. The Company does not expect the adoption of SFAS 158 to have a material effect on its financial position, results of operations or cash flows.

Note 2. Going concern

In Fiscal 2006, the Company continued to generate significant losses in its core frozen dessert segment. At August 31, 2006, the Company was in default under both its Corporate Credit Facility and its Americana Credit Facility. Additionally, at August 31, 2006, the Company had negative working capital of $23,992. In November 2006, a company controlled by Michael Serruya, currently the President and CEO of the Company, acquired the

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

debt outstanding under the Americana Credit Facility from the lender and established a $5,000 letter of credit to secure a portion of the Corporate Credit Facility. On January 24, 2007, the Company completed the sale of its foodservice segment including the Chipwich and Eskimo Pie licenses and repaid the amount outstanding under the Corporate Credit Facility. On January 2, 2007, the Company entered into a definitive agreement to sell CBD. Additionally, management has significantly reduced staff and related expenses to reduce the Company’s operating costs and has begun to seek short-term financing. However, without the sale of CBD, or some other financing, the Company may not be able to meet its obligations and not be able to continue as a going concern. Management is assessing whether to sell the Company’s remaining assets or to rebuild the Company.

Note 3. Pro forma adjustments

During Fiscal 2006, Americana Foods, a majority owned subsidiary, continued to generate significant losses and was in default under the Americana Credit Facility at August 31, 2006. In October 2006, certain of the Company’s subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations. Because generally accepted accounting principles do not permit classifying Americana Foods as a discontinued operation, the Company has provided below a balance sheet and statement of operations as of and for the year ended August 31, 2006, pro forma results removing the operating results of American Foods from its continuing operations, and stating Americana Foods’ operating results separately in discontinued operations. Management has provided this pro forma information due to a loss of control over the subsidiary as a result of the aforementioned bankruptcy filing subsequent to the Company’s year end and expected liquidation. The pro forma adjustments are intended to eliminate the impact of Americana Foods on the Company’s consolidated financial statements as of August 31, 2006 and to present what the financial position and results of operations of the Company’s remaining operations were as of and for the year ended August 31, 2006.

The pro forma column reflects the reclassification of the assets, liabilities and accumulated deficit and the operating results of Americana Foods, as consolidated in the balance sheet and statement of operations as of and for the year ended August 31, 2006.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

	2006	Pro forma adjustments	2006 Pro forma	2005
			(Unaudited)
Assets
Current Assets:
Cash	$393		$393	$24,062
Investments	-		-	7,500
Restricted cash	-		-	10,000
Receivables, net	12,780	(6,082)	6,698	22,833
Receivables - affiliates	-		-	1,780
Inventories	9,131	(1,570)	7,561	29,918
Current assets of discontinued operations held for sale	38,142		38,142	52,719
Income taxes recoverable	11,000		11,000	9,767
Prepaid expenses	819		819	1,490
Deferred income taxes, net of valuation allowance	-		-	5,148
Current assets of Americana Foods	-	7,652	7,652	-
Total current assets	72,265	-	72,265	165,217
Non-current assets of discontinued operations held for sale	51,927		51,927	64,453
Deferred income taxes, net of valuation allowance	-		-	14,799
Property, plant and equipment	23,051	(18,386)	4,665	31,976
Property, plant and equipment of Americana Foods	-	18,386	18,386	-
Intangible and other assets	1,515		1,515	5,857
Goodwill	11,790		11,790	15,543
	$160,548	-	$160,548	$297,845
Liabilities and Shareholders’ Equity
Current Liabilities:
Notes payable in default	$10,077		$10,077	$-
Notes payable of majority owned subsidiary in default	23,501	(23,501)	-	-
Accounts payable	20,462	(8,735)	11,727	28,198
Accrued liabilities	14,900	(3,955)	10,945	21,106
Payables - affiliates	-		-	620
Income taxes payable	140		140	-
Deferred income taxes, net of valuation allowance	-		-	93
Current liabilities of discontinued operations held for sale	22,890		22,890	34,009
Current liabilities of Americana Foods	-	36,191	36,191	,
Short term borrowings	-		-	34,553
Current maturities of long-term debt	-		-	18,161
Other liabilities	4,287		4,287
Total current liabilities	96,257	-	96,257	136,740
Other liabilities	-		-	2,442
Non-current liabilities of discontinued operations held for sale	825		825	684
Long-term debt, including obligations under capital lease	348		348	8,248
Deferred income taxes	2,000		2,000	6,140
Total liabilities	99,430	-	99,430	154,254
Minority interest	-		-	5,185
Commitments and contingencies
Shareholders’ Equity:
Capital stock	97,804		97,804	97,578
Additional paid-in capital	38,812		38,812	46,376
Accumulated other comprehensive losses	(1,464)		(1,464)	(1,696)
Accumulated deficit	(74,034)	10,153	(63,881)	(3,852)
Deficit of Americana Foods	-	(10,153)	(10,153)	-
Total shareholders’ equity	61,118	-	61,118	138,406
	$160,548	-	$160,548	$297,845

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

	2006	Pro forma adjustments	2006 Pro forma	2005
			(Unaudited)
Net revenues:
Net sales	$96,936	$(50,745)	$46,191	$142,873
Other income	2,412	(145)	2,267	6,837
Total net revenues	99,348	(50,890)	48,458	149,710

Cost of goods sold	110,718	(61,294)	49,424	142,181
Selling, general and administrative expenses	40,101	(5,574)	34,527	37,530
Interest expense	2,000	(1,599)	401	1,687
Asset impairment	21,289	(11,150)	10,139	51,141
Gain on sale of building	-	-	-	(3,515)
Loss from continuing operations before income taxes and minority interest	(74,760)	28,727	(46,033)	(79,314)
Minority interest	5,185	(5,185)	-	2,700
Loss from continuing operations before income taxes	(69,575)	23,542	(46,033)	(76,614)

(Recovery of) Provision for income taxes:
Current	(11,100)	-	(11,100)	(8,439)
Deferred	5,145	-	5,145	841
	(5,955)	-	(5,955)	(7,598)
Net loss from continuing operations	(63,620)	23,542	(40,078)	(69,016)

Discontinued operations:
Loss from operations of discontinued operations	(6,972)	-	(6,972)	(5,054)
Gain on sale of franchising segment	410	-	410
Loss generated by majority owned subsidiary, net of minority interest	-	(23,542)	(23,542)	-
Net loss from discontinued operations	(6,562)	(23,542)	(30,104)	(5,054)
Net loss	$(70,182)	-	$(70,182)	$(74,070)

Per share data:
Loss per share (basic and diluted):
Continuing operations	$(1.13)		$(0.71)	$(1.23)
Discontinued operations	(0.12)		(0.54)	(0.09)
	$(1.25)		$(1.25)	$(1.32)

Weighted average shares outstanding:
Shares used in per share calculation - basic and diluted	56,047		56,047	55,924

Note 4. Reclassifications

Certain Fiscal 2005 amounts have been reclassified to conform to the Fiscal 2006 presentation. Certain assets and liabilities relating to the franchising and licensing segment, Value America, substantially all of the dairy components segment, EPFD, a component of the frozen dessert segment, and CBD, the yogurt segment, have been classified as assets and liabilities of discontinued operations held for sale on the Company’s consolidated balance sheets as of August 31, 2006 and 2005, the components of the related operating results of those entities have been reclassified to net loss from discontinued operations on the Company’s consolidated statements of operations and the components of cash flows have been reclassified to net cash flows from discontinued operations for the years then ended. Additionally, due to continued losses, the Company, through certain of its

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations.

Note 5. Discontinued operations

Effective December 23, 2005, the Company sold substantially all of its franchising and licensing segment to International Franchise Corp. for a cash consideration of $8,000 in a related party transaction. International Franchise Corp. is a company controlled by Aaron Serruya, a director of CoolBrands and the former senior executive who was responsible for the franchising division at CoolBrands, who is the brother of Michael Serruya, the Company’s President, CEO and lead director. Mr. Serruya resigned as executive vice president of CoolBrands as a result of this transaction, but continues as a director. The sale transaction was reviewed and unanimously recommended to the board of directors of CoolBrands by a committee of independent directors of CoolBrands, and was unanimously approved by the board of directors of CoolBrands.

As a part of their review of the transaction, the independent committee and the board of directors received a fairness opinion from Duff & Phelps, LLC who acted as exclusive financial advisor to CoolBrands and who assisted CoolBrands in marketing the division to potential buyers.

During Fiscal 2006, the Company’s Board of Directors approved the decision to sell its Value America division, part of its dairy components segment, Eskimo Pie Frozen Distribution, part of its frozen dessert segment, and CBD, its yogurt segment and we began actively marketing these businesses for sale.

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary of the Company, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which comprised substantially all of the dairy components segment. The sale of assets was consummated September 14, 2006 for a price of $8,250, which exceeded the carrying value of the assets sold, of which $7,500 was paid in cash and $ 750 was placed in escrow subject to collection of certain accounts receivable. The Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of its operating results in net loss from discontinued operations on the statement of operations and the components of cash flows as net cash flows from discontinued operations for Fiscal 2006. Additionally, the Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31,2005 and classified the components of operating results of Value America into net loss from discontinued operations and classified its cash flows as cash flows from discontinued operations for Fiscal 2005.

On November 14, 2006, the Company announced that its wholly owned subsidiary, Eskimo Frozen Distribution Inc (“EPFD”) had entered into a definitive agreement to sell substantially all of its direct store door (“DSD”) frozen distribution assets in Florida, California, Oregon and Washington for a net sales price of $5,736, which equaled the carrying value of the related assets acquired net of the liabilities assumed, to an unaffiliated third party. The transaction closed on November 17, 2006. The Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of operating results of EPFD as net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, the Company classified the assets and liabilities of EPFD as assets

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2005 and classified the components of operating results to net loss from discontinued operations on the consolidated statement of operations and classified the cash flows as cash flows from discontinued operations for Fiscal 2005.

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party. The Company recorded a loss on impairment of $5,428 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement. The Company classified CBD’s net assets and liabilities as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, as of and for the year ended August 31, 2005, the Company has classified the assets and liabilities of CBD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet and included the components of operating results of CBD in net loss from discontinued operations on the consolidated statement of operations and the cash flows of CBD as cash flows from discontinued operations.

Below is a condensed schedule, by operating segment as previously reported, of the assets and liabilities held for sale of discontinued operations and the respective operating results for each of the years presented:

August 31, 2006	Frozen Dessert (EPFD)	Franchising and Licensing	Yogurt (CBD)	Dairy Components (Value America)	Total
Total current assets	$19,197		$14,441	$4,504	$38,142
Total non-current assets	65		49,132	2,730	51,927
Total current liabilities	9,915		11,949	1,026	22,890
Total non-current liabilities			825		825
Net assets	$9,347	-	$50,799	$6,208	$66,354

For the year ended August 31, 2006
Total revenue	$128,103	$3,613	$109,304	$19,057	$260,077
Cost of sales	131,251	2,122	95,143	15,042	243,558
Selling, general, and administrative expenses	3,640	1,684	8,891	1,651	15,866
Interest expense			2,197		2,197
Asset impairment			5,428		5,428
(Loss) income	$(6,788)	$(193)	$(2,355)	$2,364	$(6,972)

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

August 31, 2005	Frozen Dessert (EPFD)	Franchising and Licensing	Yogurt (CBD)	Dairy Components (Value America)	Total
Total current assets	$27,925	$3,425	$16,039	$5,330	$52,719
Total non-current assets	330	6,681	54,538	2,904	64,453
Total liabilities	16,680	2,378	13,331	1,620	34,009
Total non-current liabilities	6	678			684
Net assets	$11,569	$7,050	$57,246	$6,614	$82,479

For the year ended August 31, 2005
Total revenue	$157,557	$16,102	$44,007	$17,769	$235,435
Cost of sales	159,858	9,017	36,638	13,895	219,408
Selling, general, and administrative expenses	4,879	5,109	4,993	1,579	16,560
Interest expense		7	891		898
Asset impairment		4,384			4,384
Income tax (benefit) expense	(2,826)	2,025			(801)
Other (income) expense	(120)	160			(114)
Loss income	$(4,234)	$(4,600)	$1,485	$2,295	$(5,054)

See Note 20, “Subsequent Events,” for a further discussion of Discontinued Operations.

Note 6. Acquisitions

Fiscal 2005 Acquisitions

On March 27, 2005, the Company completed the acquisition of the yogurt business of Kraft Foods, Inc. The acquired brands included Breyers Fruit on the Bottom, Light and Crème Savers cup yogurt varieties and Cream Savers Smoothie drinkable yogurt and included substantially all of Kraft’s assets related to its yogurt business, including a license for the Breyers trademark, a license for the Crème Savers trademark, a license for the Light ’n Lively trademark and Kraft’s manufacturing facility in North Lawrence, New York. The purpose of this acquisition was to diversify the Company’s business and to reduce its concentration of operations in the frozen dessert segment. Factors that contributed to the purchase price and resulting goodwill were based upon negotiations with the seller and the valuation of the business based upon expected future contributions to net earnings and cash flow.

The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:		Purchase consideration:
Current assets	$5,373	Cash	$17,500
Property, plant and equipment	11,846	Acquisition costs	1,652
Trademark rights	15,000	Bank loan	40,000
Goodwill	27,582		$59,152
	59,801
Less: Liabilities	(649)
	$59,152

Pro forma results of operations

The following table summarizes unaudited pro forma financial information assuming the acquisition of the Breyers yogurt business had occurred at the beginning of Fiscal 2005. This pro forma financial information is for informational purposes only and does not reflect any operating inefficiencies which may result from the acquisition of the Breyers yogurt business transaction and, therefore, is not necessarily indicative of results that would have been achieved had the businesses been combined throughout the period presented. In addition, the preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The pro forma adjustments use estimates and assumptions based on information available at the time of preparation. Management believes that the estimates and assumptions are reasonable and that the significant effects of the acquisition of Breyers yogurt business are reasonable and significant effects of the acquisition of Breyers yogurt business are properly reflected. However, actual results may differ from these estimates and assumptions.

2005 (In thousands, except per share amounts)
Pro forma total net revenues	$434,728

Pro forma net loss	$(69,908)

Pro forma net loss per share basic and diluted	$(1.25)

As of August 31, 2006, CBD, which includes the Breyers yogurt business, was being marketed for sale by the Company. Accordingly, the assets and liabilities of CBD are included in assets and liabilities held for sale of discontinued operations on the consolidated balance sheets as of August 31, 2006 and 2005, the components of the related operating results have been classified to net loss from discontinued operations for each of the years then ended, and the components of net cash flows have been included in net cash flows from discontinued operations for the years then ended.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

In April 2005, the Company acquired the assets of Zipp Manufacturing, Inc., a manufacturer of flavors and ingredients. The assets and related business of Zipp Manufacturing were acquired to provide additional volume to our dairy components segment which has excess capacity. The primary factors that contributed to the purchase price and resulting goodwill were based upon negotiations with the seller, the Company’s desire for additional production volume and the resulting projected incremental earnings and cash flow.

The following is a summary of the assets and liabilities acquired and the fair value assigned thereto, and the purchase consideration given:

Fair value acquired:		Purchase consideration:
Current assets	$208	Cash	$457
Equipment	80
Goodwill	258
	546
Less: Liabilities	(89)
	$457

As of August 31, 2006, the business of Zipp Manufacturing, which is a component of the dairy component segment, was being marketed for sale. Accordingly, the assets and liabilities of Zipp Manufacturing are included in assets and liabilities held for sale of discontinued operations on the consolidated balance sheets as of August 31, 2006 and 2005, the components of the related operating results have been classified to net loss from discontinued operations for each of the years then ended, and the components of net cash flows have been included in net cash flows from discontinued operations for the years then ended.

Note 7. Receivables, net

	2006	2005 As previously reported	Amounts reclassified to discontinued operations	2005
Trade accounts receivable	$13,177	$57,213	$(33,545)	$23,668
Franchise and license fees receivable	-	324	(214)	110
Notes receivable, current maturities	12	97	(97)	-
	13,189	57,634	(33,856)	23,778
Less Allowance for doubtful accounts	(409)	(3,108)	2,163	(945)
	12,780	54,526	(31,693)	$22,833
Due from Affiliates	-	-	-	1,780
	$12,780			$24,613

Allowance for doubtful accounts:
Year ended August 31, 2004	$3,164
Charges to costs and expenses	1,846
Reserve utilized	(1,902)
Balance August 31, 2005 as previously reported	3,108
Reclassified to net assets held for sale of discontinued operations	(2,163)
Ending balance August 31, 2005	945
Charges to costs and expenses	1,331
Reserve utilized	(1,867)
Ending balance August 31, 2006	$409

One customer accounted for 10.2% and 17.0% of net sales from continuing operations in Fiscal 2006 and Fiscal 2005, respectively.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Note 8. Inventories

	2006	2005 As previously reported	Amounts reclassified to discontinued operations	2005
Raw materials and packaging	$2,510	$35,304	$(6,052)	$29,252
Finished goods	6,621	14,651	(13,985)	666
	$9,131	$49,955	$(20,037)	$29,918

Write-downs of obsolete and slow moving inventories in continuing operations in Fiscal 2006 and Fiscal 2005 were $5,197 and $12,723, respectively. Additionally, a loss on impairment of $5,750 was recorded in Fiscal 2006 with respect to Americana Foods’ inventory, which is reflected in the table above. Write down of obsolete and slow moving inventories in discontinued operations were $1,002 and nil in Fiscal 2006 and Fiscal 2005 respectively.

Note 9. Property, plant and equipment

	2006	2005 as originally reported	Amounts reclassified to discontinued operations	2005

Land	$122	$1,577	$(200)	$1,377
Building, machinery and equipment	13,199	54,704	(21,600)	33,104
Leasehold improvements	827	1,740	(1,336)	404
Land, building and machinery and equipment of Americana Foods, net of accumulated depreciation and allowance for impairment	18,386
	32,534	58,021	(23,136)	34,885
Less Accumulated depreciation, amortization and allowance for impairment
Building, machinery and equipment	9,082	9,403	(6,686)	2,717
Leasehold improvements	401	979	(787)	192
	$23,051	$47,639	$(15,663)	$31,976

Note 10. Intangible and other assets and Goodwill

Definite life intangible assets are amortized over their estimated useful lives. The Company is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. During the fourth quarter of Fiscal 2006, the Company determined that due to the continued deterioration of the Company’s business in the market place, that certain of its goodwill had been impaired. Accordingly, the Company recorded a loss on impairment of $3,500 in Fiscal 2006 to reflect this loss in value. During the fourth quarter of Fiscal 2005, the Company completed its annual review of goodwill and intangible assets. This review resulted in a $2,941 non-cash pre tax charge related to intangible asset impairment and a non-cash pre tax charge of $52,101 related to goodwill impairment.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

At August 31, 2006 and 2005 goodwill by reportable segment was as follows:

	2006	2005
Frozen dessert (a)	$488	$3,752
Yogurt	-	27,582
Foodservice (b)	11,302	11,302
Franchising and licensing	-	4,446
Dairy components	-	745
Total Goodwill, as originally reported	11,790	47,827
Less Goodwill included in net assets held for Sale of discontinued operations:
Franchising and licensing		4,446
Yogurt		27,582
Dairy components		256
Total Goodwill	$11,790	$15,543

(a)      A subsidiary, formerly part of the dairy components segment, has been included in the frozen dessert segment due to the reclassification of substantially all of the balance of the dairy components segment to discontinued operations. Accordingly, the goodwill on the books of the subsidiary has been moved to the frozen dessert segment.

(b)   The foodservice segment was sold on January 24, 2007 for an amount in excess of its carrying value (See Note 20, “Subsequent Events”)

Intangible assets at August 31, 2006 and 2005 were as follows:

	2006		2005
	Gross Carrying Amount	Accumulated Amortization and Allowance for Impairment	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	$-	$-	$15,000	$-
Amortizable intangible assets	934	263	8,126	3,362
Other assets	844	-	2,605
	1,778	263	25,731	3,362
Intangible and other assets classified as assets held for sale	-	-	(17,392)	(880)

Total Intangible assets and other assets	$1,778	$263	$8,339	$2,482

Non-amortizable intangible assets are substantially comprised of trademark rights purchased through an acquisition. Amortizable intangible assets consist primarily of certain trademarks and license agreements. Pre-tax amortization expense for intangible assets was $360 and $445 for the years ended August 31, 2006 and 2005 respectively. Amortization expense for each of the next five years is currently estimated to be $42 or less.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

The movement of gross carrying amounts in goodwill and intangible and other assets is as follows:

	2006		2005
	Goodwill	Intangible and other assets	Goodwill	Intangible and other assets

Balance at August 31	$15,543	$5,857	$72,088	$16,485
Changes due to:
Acquisitions		3,577	27,840	15,000
Goodwill impairment	(3,500)	-	(52,101)
Intangible asset impairment		(3,609)		(2,941)
Other	(253)	(4,310)		(2,813)
	11,790	1,515	47,827	25,731
Goodwill and intangibles and other assets classified as assets held for sale			(32,284)	(19,874)
Balance at August 31	$11,790	$1,515	$15,543	$5,857

Note 11. Short-term borrowings

	2006	2005

Secured	$-	$30,000
Secured - Americana	$-	$4,553

2005 Credit Facilities

The Company, through a U.S. subsidiary, borrowed $40,000 to finance the acquisition (the “Term Loan”) of the Breyers yogurt business from Kraft in March 2005. The Term Loan originally required monthly payments of interest only and repayment, in full, of the $40,000 principal balance on November 1, 2005. Interest was payable monthly with interest rates fluctuating with changes in the prime lending or Libor rate and the ratio of funded debt to EBITDA. The interest rates plus applicable margin are the lower of prime plus 0.5% or Libor plus 2.5% (6.02% at August 31, 2005). On August 23, 2005, the Company made a principal payment of $10,000 and as of August 31, 2005 the term loan balance was $30,000. On September 2, 2005, the Company entered into an amendment (“Amendment”) to all of its credit facilities. The Amendment extended the maturity date from November 1, 2005 to January 3, 2006 and waived defaults of its financial covenants resulting from the Company’s financial performance. Effective December 31, 2005, the existing credit facilities were extended to April 3, 2006 and then were extended to May 3, 2006. The Term Loan was repaid in full in April 2006 as part of the overall refinancing described below in Note 12, “Long-term Debt.”

On April 27, 2005 Americana Foods, which is owned 50.1% by the Company, borrowed $4,553 (the “Building Loan”) to purchase a building and adjacent acreage. The Building Loan terms required monthly, interest-only payments until the April 27, 2006 anniversary date of the note. The Building Loan carried interest at prime plus 0.5% (7.0% at August 31, 2005). The Building Loan was repaid in full in April 2006 as part of the overall refinancing described below in Note 12, “Long-term Debt.”

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Note 12. Long-term debt

	2006	2005
Senior secured revolving credit facility in default	$10,077	$-
Senior secured revolving credit facility in default- Americana	6,418	-
Term loans in default, secured - Americana	17,083	-
Term loan, secured	-	10,500
Term loan, secured - Americana	-	8,610
Revolving loan, secured - Americana	-	7,145
Capitalized leases	500	154
	34,078	26,409
Less: Current maturities	-	18,161
Current maturities due to default status	33,578	-
Current maturities of capitalized leases, included in accrued liabilities	152	-
	$348	$8,248

Annual future minimum capital lease payments are as follows:

Year ending August 31,
2007	$177
2008	177
2009	138
2010	69
Total minimum capital lease payments	561
Less amount representing interest	(61)
Present value of minimum capital lease payments	500
Less current installments of obligation under capital leases	(152)
Obligation under capital lease, excluding current installment	$348

Term Loan, Secured

In December 2000, the Company, through a subsidiary, borrowed $30,000, to finance the acquisition of Eskimo Pie Corporation (the “EPC Term Loan”). The EPC Term Loan was originally payable in monthly installments of $250, with the remaining principal balance originally due November 1, 2005 and extended as described above for all components of debt. Interest was payable monthly on the unpaid principal balance with interest rates fluctuating with changes in the prime lending or libor rate and the ratio of funded debt to EBITDA. The interest rates, plus applicable margins were the lower of prime plus 0.5% or Libor plus 2.0% (5.49% at August 31, 2005). As of August 31, 2005, the EPC Term Loan balance was $10,500. The EPC Term Loan was repaid in full in April 2006 as part of the overall refinancing described below.

All borrowings under the EPC Term Loan agreement were guaranteed by the Company. The agreement contained restrictions relating to the payment of dividends, rental obligations, liens, indebtedness, dispositions of property, change in the nature of its business, change in ownership and requires that the net proceeds from the sale (other than in the ordinary course of business) of any assets of Eskimo Pie Corporation must be utilized to reduce the then outstanding principal balance of the EPC Term Loan. In addition, the Company was required to maintain certain financial ratios and limit capital expenditures to $5,000 during any fiscal year.

The Company was in default of its financial covenants at May 31, 2005 and August 31, 2005 under the EPC Term Loan, and on September 2, 2005, the Company entered into the Amendment to its existing credit facilities described above.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

The September 2, 2005 Amendment eliminated all of the financial covenants from the loan agreements through the remainder of the term and granted a security interest to the lender in the personal property assets (other than certain excluded assets relating to the operations of Americana Foods, reduced its outstanding indebtedness to the bank to $40,500, including short term borrowings of $30,000. The Company agreed to an increase of the interest rate from Libor plus 2.0% on all remaining outstanding balances to Libor plus 4.5%. In addition, the Amendment reduced the Company’s $5,000 revolving credit facility to $925 and required the Company to maintain $20,000 of cash balances, of which $10,000 was restricted to use as approved by the lender. The increases in interest rates as a result of this Amendment increased the fair value of the related short term borrowings and long-term debt by approximately $331 at August 31, 2005.

Term loan, secured - Americana

On November 19, 2002, Americana Foods entered into a credit agreement with a financial institution that included a term loan of $10,000 (the “Americana Term Loan”). The Americana Term Loan was secured by Americana Foods’ property, plant and equipment. Principal payments were payable in fixed monthly installments of $81 based upon a fifteen-year amortization that was originally scheduled to mature on November 19, 2007. The Americana Term Loan bore interest at prime plus 0.5% (7.0% at August 31, 2005 and 5.0% at August 31, 2004). As of August 31, 2005, the Americana Term Loan balance was $8,610.

On March 19, 2005, Americana Foods executed an amendment to the credit agreement pursuant to which, a fixed charge coverage ratio of 1.25:1 and a debt-to-tangible net worth ratio of 2:1 was required to be maintained. The minimum tangible net worth requirement was increased to $20,500 effective March 19, 2005. The partnership is in compliance with its loan covenants at August 31, 2005. The Americana Term Loan was repaid in full in April 2006 as part of the refinancing, described below.

Revolving loan, secured - Americana

Americana Foods’ credit agreement included a revolving loan up to $9,000 (the “Americana Revolver”), subject to a borrowing base calculation and secured by Americana Foods’ accounts receivable and inventory, which accrued interest at prime plus 0.5% (7.0% at August 31, 2005) was originally due on November 30, 2005. At August 31, 2005, $7,145 was outstanding under this loan.

On November 30, 2005, Americana Foods executed an amendment to the credit agreement which extends the maturity date of the revolving note to January 10, 2006, and further extended the maturity date to April 3, 2006 and then May 3, 2006. The Americana Revolver was repaid in full in April 2006 as part of the refinancing, described below.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

2006 Credit Facilities

On April 21, 2006, the Company entered into the following new credit facilities:

1.	a $48,000 senior secured revolving credit facility (the “Corporate Credit Facility”); and

2.
a $25,500 senior secured credit facility consisting of an $8,000 senior secured revolving credit facility and an aggregate of $17,500 in term loans (the “Americana 2006 Term Loans”), in which Americana Foods is the borrower (the “Americana Loan Facility”).

The proceeds from these facilities were used to repay all of the then existing debt.

Each of the facilities was for an initial term of three years and originally provided for interest at the prime rate until November 30, 2006 (8.25% as of August 31, 2006). The standby fee on the unused portion of the facilities is 0.375%.

As of August 31, 2006, the Company has $10,077 outstanding under its Corporate Credit Facility and Americana Foods had $23,501 outstanding against the Americana Loan Facility. The total outstanding balance under the two facilities at August 31, 2006, was $33,578 and is included in its current maturities of long-term debt on the balance sheet.

The Company was in default under certain of its financial covenants under each of its credit facilities as of August 31, 2006 and has reflected all of its bank debt as current liabilities under caption - current maturities of long-term debt. In November 2006, the outstanding amounts under the Americana Loan Facility totaling $21,408 was purchased by Michael Serruya through a holding company and the corporate credit facility was reduced and was scheduled to mature on May 17, 2007. (See Note 20, “Subsequent Events,” for a discussion of the refinancing of the indebtedness outstanding as of August 31, 2006 and subsequent payoff of the Corporate Credit Facility.)

Interest paid from continuing operations during Fiscal 2006 was $1,971, compared to $1,459 in Fiscal 2005. The interest paid includes $1,599 and $1,079, respectively, with respect to Americana Foods. The interest paid from continuing operations excludes $2,347 and $891 paid with respect to CBD which is included in discontinued operations in Fiscal 2006 and Fiscal 2005, respectively.

Note 13. Americana Foods

In 2002, the Company entered into a joint venture agreement to acquire 50.1% interest in Americana Foods, a manufacturer and processor of frozen desserts. Americana Foods generated losses in each year of its operations. In April 2006, the Company refinanced the debt of Americana Foods, under the Americana Credit Facility, as previously discussed, but Americana Foods was in default under the facility as of May 2006 and August 2006. In October 2006, certain subsidiaries of the Company, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code and Americana Foods ceased operations. (See Note 12, “Long-term Debt,” and Note 20, “Subsequent Events.”)

Note 14. Shareholders’ equity and stock options

Capital Stock

The Company’s articles of continuance authorize an unlimited number of both Class A Subordinate and Class B Multiple voting no par value shares.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Paid-In-Balance
Class A Subordinate voting shares	$85,891
Class B Multiple voting shares	$11,913

Class A subordinate voting shares have a preferential right to receive cash dividends when, as and if declared by the Board of Directors. Class B multiple voting shares can be converted at any time into an equivalent number of Class A subordinate voting shares. The Class A subordinate voting shares are entitled to one vote per share and the Class B multiple voting shares are entitled to ten votes per share.

Changes in Capital stock for the two years ended August 31, 2006 were as follows:

	(In thousands of shares)
	Class A Subordinate voting shares outstanding	Class B Multiple voting shares outstanding
Balance at August 31, 2004	49,863	6,030
Issuance of shares for stock options exercised	54
Multiple voting shares converted to subordinate voting shares	1	(1)
Balance at August 31, 2005	49,918	6,029
Multiple voting shares converted to subordinate voting shares	3	(3)
Issuance of shares for stock options exercised	128
Balance at August 31, 2006	50,049	6,026

Stock options

Under the Company’s stock option plans, non-qualified options to purchase subordinate voting shares are granted to directors, officers, consultants and key employees at exercise prices equal to the fair market value of the stock at the date of grant.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

The following table summarizes stock option activity for all stock option plans:

	Shares	Weighted average exercise Price (Cdn)	Weighted avg. contractual life (in years)
Outstanding at August 31, 2004	3,776	$18.47	4.2
Granted	1,024	$4.03
Exercised	(54)	$1.27
Forfeited or cancelled	(829)	$18.69
Outstanding at August 31, 2005	3,917	$14.89	4.9
Granted	320	$2.84
Exercised	(128)	$1.27
Forfeited or cancelled	(1,647)	$18.59
Outstanding at August 31, 2006	2,462	$11.55	5.4
Options exercisable at August 31, 2006	1,941

The following table summarizes stock options outstanding, exercisable and exercise price range at August 31, 2006:

	Options Outstanding			Options Exercisable
Range of exercise prices (Cdn $)	Outstanding as of 08/31/06	Weighted average remaining contractual life	Weighted average exercise price (Cdn $)	Exercisable as of 08/31/06	Weighted average exercise price (Cdn $)
$ 2.66 - $ 2.85	320	9.38	$2.84	60	$2.85
$ 4.03 - $ 5.00	912	8.13	$4.11	651	$4.15
$15.45 - $15.93	600	2.12	$15.85	600	$15.85
$22.65 - $22.65	630	2.53	$22.65	630	$22.65
	2,462	5.40	$11.55	1,941

Shares of subordinate voting shares reserved for future grant at August 31, 2006 aggregated 4,028.

The Company accounts for stock-based compensation using the fair value method of accounting. Stock-based compensation expense was recognized in the amount of $443 (Fiscal 2005 - $1,918) in the Consolidated Statements of Operations. During Fiscal 2006, the Company granted an aggregate 320 stock options (of which 60 were vested immediately and of which 260 vest ratably over three years from the date of the grant) with a weighted average fair value of Cdn $2.22 (as calculated under the Black-Sholes pricing model) totaling $712 Cdn ($620 USD based upon the average currency translation rate for Fiscal 2006), which will be expensed over the respective vesting periods. Under the Black-Sholes option pricing model, the weighted-average fair value of the stock options granted during Fiscal 2005 was Cdn $3.07 per option.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

The value of each option granted is estimated on the date of the grant using the Black-Scholes options pricing model with the following “weighted-average assumptions”:

For the year ended August 31,	2006	2005
Expected dividend yield	Nil	Nil
Risk-free interest rate (percentage)	4.48	3.92
Expected volatility	67.65	66.73
Expect life (in years)	10	10

Note 15. Income taxes

The effective income tax rate on (loss) earnings is affected from year to year by the geographic mix of the consolidated (loss) earnings before income taxes. The following table reconciles income tax (recovery) expense computed by applying the combined Canadian Federal/Provincial statutory rate with the actual income tax provision:

	2006	2005
Combined basic Canadian Federal and Provincial income tax rate	(36.12)%	(36.12)%
Impact of operating in foreign countries with different effective rates	-	(1.00)
Permanent differences:
Non-deductible goodwill impairment	-	24.39
Valuation allowance	28.7%	5.89
Other	(1.2)%	(3.34)
	(8.62)%	(10.18)%

In Fiscal 2005, the Company established an allowance for non-capital loss carry-forwards as the utilization of such loss carry-forwards was considered unlikely.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Significant components of the Company’s deferred tax assets and liabilities as of August 31, 2006 are as follows:

Deferred Tax Assets		Deferred Tax Liabilities
Stock options	$2,321	Intangible assets	$2,000
Federal net operating loss carry forwards	5,100
Intangible assets	4,201
Accrued liabilities	1,639
Inventory	2,188
State net operating loss carry forwards	995
Bad debts	467
Inventory reserve	124
Property, plant and equipment	92
	17,127		2,000
Valuation allowance	(17,127)
Total deferred tax assets	$0	Total deferred tax liabilities	$2,000

Income taxes paid (recovered) during the year ended August 31, 2006 was approximately $(12,165) (Fiscal 2005 - $4,731).

Note 16. Retirement Plans

A subsidiary of the Company, Eskimo Pie Corporation, had maintained two defined benefit pension plans covering substantially all salaried and certain executive employees. Upon the acquisition of Eskimo Pie Corporation by the Company in October 2000, all future participation and all benefits under the plans were frozen. These plans provide retirement benefits based primarily on employee compensation and years of service up to the acquisition of Eskimo Pie Corporation by the Company. The above mentioned plans are referred to as the “Pension Benefits.”

In addition, Eskimo Pie Corporation entered into an agreement with Reynolds Metals Company to indemnify the cost of retiree health care and life insurance benefits for salaried employees of Eskimo Pie Corporation who had retired prior to April 1992. Under this agreement, Eskimo Pie Corporation may elect to prepay its remaining obligation. Eskimo Pie Corporation did not provide postretirement health and life insurance benefits for employees who retired subsequent to April 1992. This indemnity agreement is referred to as the “Other Benefits”.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

The following table reconciles the changes in benefit obligations and plan assets in 2006 and 2005, and reconciles the funded status to accrued benefit cost at August 31, 2006 and August 31, 2005:

	Pension Benefits	Other Benefits
Benefit Obligation
Beginning balance at August 31, 2004	$2,239	$1,603
Interest cost	139	200
Actuarial loss	277
Benefit payments	(85)
Balance at August 31, 2005	2,570	1,803
Interest cost	142	200
Actuarial gain	(201)
Benefit payments	(88)
Ending balance at August 31, 2006	$2,423	$2,003

Plan assets - Basic value
Beginning balance at August 31, 2004	$2,086
Actual return on plan assets	338
Contributions	20
Benefit payments	(85)
Balance at August 31, 2005	2,359
Actual return on plan assets	182
Contributions	20
Benefit payments	(88)
Ending balance at August 31, 2006	$2,473

The unfunded status for the post retirement health and life insurance benefits is as follows:

Other Benefits
Benefit obligations in excess of Plan assets	$2,003
Accrued benefit cost	$2,003

The accrued benefit cost of $2,003 is included in other liabilities at August 31, 2006.

The following table provides the components of the net periodic benefit cost:

	Pension Benefits	Other Benefits
Interest cost	$142	$200
Expected return on Plan assets	(182)
Recognized net actuarial loss	13

Net period benefit cost (income)	$(27)	$200

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

The assumptions used in the measurement of the Eskimo Pie Corporation’s benefit obligations are as follows:

	Pension Benefits	Other Benefits
Benefit obligation discount rate	5.25%	7.75%
Expected return on plan assets, during the year	8.00%

The weighted average annual assumed rate of increase in the per capita cost of covered benefits for the Other Benefits Plan (i.e., health care cost trend rate) is 5% for 2006 and is assumed to remain at that level thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would change the accumulated postretirement benefit obligation by approximately $177 and the net periodic postretirement benefit cost by approximately $18.

The Company’s allocation of Pension Benefit assets at August 31, 2006 and 2005, target allocations for Fiscal 2007, and expected long-term rate of return by asset category are as follows:

	Target allocation	Percentage of Plan Assets		Weighted-average expected long-term rate of return
Fiscal Year	2007	2006	2005	2007
Asset category
Large capitalization equities	35.0	38.9	35.8	2.8
Mid capitalization equities	15.0	10.3	13.0	1.8
Small Capitalization equities	9.0	6.3	7.1	1.8
International equities	25.0	28.8	27.3	.6
Fixed income bonds	12.0	12.1	12.0	2.0
Cash and cash equivalents	4.0	3.6	4.8	-
	100%	100%	100%	9%

The Company’s investment strategy is to obtain the highest possible return commensurate with the level of assumed risk. Investments are well diversified within each of the major asset categories.

The expected long-term rate of return is figured by using the target allocation and expected returns for each asset class as in the table above. The actual historical returns are also relevant. Annualized returns for periods ended August 31, 2006 were as follows: 11.4% for one year and 13.7% for three years.

The Company expects that there will be no minimum regulatory funding requirements that will need to be made during the Fiscal 2007.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Expected benefit payments are as follows over future years:

Fiscal year	Pension benefits	Other benefits
2007	$76	$200
2008	78	200
2009	77	200
2010	79	200
2011	80	200
2012 - 2016	447	1,000

Note 17. Commitments

The majority of distribution warehouse and office facility leases are under non-cancelable leases. Substantially all of the leases are net leases, which require the payment of property taxes, insurance and maintenance costs in addition to minimum rental payments

At August 31, 2006 the future minimum lease payments under operating leases with rental terms of more than one year, net of sublease rents, amounted to:

Fiscal year ending:
2007	$933
2008	220
2009	122
2010	94
2011	93
Later years	214
Total minimum obligations	$1,676

Total rental expense in Fiscal 2006 relating to all operating leases (including those with terms less than one year) was $6,354, of which $5,854 was included in discontinued operations. Total rental expense for Fiscal 2005 was $7,698, of which $6,191 was included in discontinued operations.

Excluded from the above table is the lease of certain equipment built for the Company’s yogurt segment (which is included in discontinued operations) and placed into service in September 2006. The lease is for 10 years and provides for rent of $69 per month. Additionally the table includes the leases of certain depots and trucks of EPFD only to the extent of the sale of EPFD’s assets in November 2006 (when these leases were assumed by the purchaser).

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Note 18. Contingencies

Legal matters

The Company is a party to legal proceedings and disputes with franchisees, former franchisees and others, which arise in the ordinary course of business. In the opinion of the Company, it is unlikely that the liabilities, if any, arising from the legal proceedings and disputes will have a material adverse effect on the consolidated financial position of the Company or its operations. (See Note 20, “Subsequent Events - Litigation”, for a further discussion of the Company’s litigation.)

Note 19. Segment information

In Fiscal 2004 and Fiscal 2005, the Company’s reportable segments were the frozen dessert segment, yogurt, foodservice, dairy components, and franchising and licensing, including company owned stores. On December 31, 2005, the Company sold the assets, net of certain liabilities of its franchising and licensing segment. Additionally, during Fiscal 2006, the Company began to actively market EPFD, a component of the frozen dessert segment, its Value America division, substantially all of the dairy components segment, and CBD, the yogurt segment, for sale. Accordingly, the assets and liabilities of each of these entities have been classified to assets and liabilities of discontinued operations on each of the consolidated balance sheets as of August 2006 and 2005 and the components of their operating results have been included in net loss from discontinued operations on each of the consolidated statements of operations. Therefore, the franchising and licensing segment, the yogurt segment and the dairy components segment have been reclassified to discontinued operations for each of the years presented.

Revenues in the frozen segment are or have been generated from manufacturing and selling a variety of prepackaged frozen dessert products to distributors, including Eskimo Pie Frozen Distribution (“EPFD”), and various retail establishments including supermarkets, grocery stores, club stores, gourmet shops, delicatessens and convenience stores.

Revenues in the foodservice segment were generated from manufacturing and selling soft-serve yogurt and premium ice cream mixes to broad-line foodservice distributors, yogurt shops and other foodservice establishments which, in turn, sell soft-serve ice cream and yogurt products to consumers. On January 24, 2007, the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s, an indirect subsidiary of Nestlé S.A. (See Note 20, “Subsequent Events.”)

The Company evaluates the performance of its segments and allocates resources to them based on their operating contribution, which represents segment revenues, less direct costs of operation, excluding the allocation of corporate expenses.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Industry Segments:

Year Ended August 31, 2006

	Frozen dessert	Foodservice	Corporate	Discontinued operations	Consolidated
Revenues	$121,161	$20,990	$103		$142,254
Interest income	620	71			691
Inter-segment revenues	(43,597)				(43,597)

Net revenues	78,184	21,061	103		99,348

Segment (loss) earnings	(47,667)	1,469	(72)		(46,270)

General corporate expenses			(5,201)		(5,201)

Interest expense	(2,000)				(2,000)

Asset impairment	(21,289)				(21,289)

Minority interest	5,185				5,185

(Loss) earnings from continuing operations before income taxes	$(65,771)	$1,469	$(5,273)		(69,575)

Loss from discontinued operations					(6,972)

Gain on sale of discontinued operations					410

Recovery of income taxes					5,955

Net loss					$(70,182)

Assets	$51,509	$18,293	$677	$90,069	$160,548

Capital expenditures	$1,416	$-	$-	$1,877	$3,293

Depreciation and amortization	$4,281	$365	$60	$1,618	$6,324

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Industry Segments:

Year Ended August 31, 2005

	Frozen dessert	Foodservice	Corporate	Discontinued Operations	Consolidated
Revenues	$152,199	$18,397	$280		$170,876
Interest income	797		132		929
Inter-segment revenues	(21,204)	(661)	(230)		(22,095)

Net revenues	131,792	17,736	182		149,710

Segment (loss) earnings	(32,253)	2,142	182		(29,929)

General corporate expenses			(72)		(72)

Interest expense	(1,687)				(1,687)

Asset impairment	(51,141)				(51,141)

Gain on sale of building	3,515				3,515

Minority interest	2,700				2,700

(Loss) earnings from continuing operations before income taxes	$(78,866)	$2,142	$110		(76,614)

Loss from discontinued operations					(5,054)

Recovery of income taxes					7,598

Net loss					$(74,070)

Assets	$151,135	$20,593	$8,945	$117,172	$297,845

Capital expenditures	$10,800	$-	$536	$1,073	$12,409

Depreciation and amortization	$4,277	$328	$17	$420	$5,042

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Geographic Segments:

Year Ended August 31, 2006

	Canada	United States	Consolidated
Revenues	$305	$141,949	$142,254
Interest income	-	691	691
Inter-segment revenues	-	(43,597)	(43,597)

Net revenues	305	99,043	99,348

Segment loss	(72)	(46,198)	(46,270)

General corporate expenses	(5,201)		(5,201)

Interest expense		(2,000)	(2,000)

Asset impairment		(21,289)	(21,289)

Minority interest		5,185	5,185

Loss before income taxes	$(5,273)	$(64,302)	$(69,575)

Loss from discontinued operations			(6,972)

Gain on sale of Franchising segment			410

Recovery of income taxes			5,955

Net loss			$(70,182)

Assets	$677	$159,871	160,548

Capital expenditures	$-	$3,293	$3,293

Depreciation and amortization	$60	$6,264	$6,324

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Geographic Segments:

Year Ended August 31, 2005

	Canada	United States	Consolidated
Revenues	$817	$195,343	$196,160
Interest income	132	797	929
Inter-segment revenues	(2)	(47,377)	(47,379)

Net revenues	947	148,763	149,710

Segment loss	(287)	(29,642)	(29,929)

General corporate expenses	(72)		(72)

Interest expense		(1,687)	(1,687)

Asset impairment		(51,141)	(51,141)

Gain on sale of building		3,515	3,515

Minority interest		2,700	2,700

Loss before income taxes	$(359)	$(76,255)	(76,614)

Loss from discontinued operations			(5,054)

Recovery of income taxes			7,598

Net loss			$(74,070)

Assets	$8,526	$289,319	$297,845

Capital expenditures	$737	$11,672	$12,409

Depreciation and amortization	$142	$4,900	$5,042

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

Note 20. Subsequent events

Litigation

In September 2006, American Foods Corporation (“AFC”), our 49.9% joint venture partner in Americana Foods, filed a complaint in the Supreme Court of the State of New York against the Company, IBI, CBA Foods, LLC, CB Americana and certain officers and directors of the Company and Americana Foods. The complaint alleges gross mismanagement of the business operations of Americana Foods and seeks to prevent the Company from selling control of the Company to a third party without paying AFC the financial return required by certain provisions of the American Limited Partnership Agreement, or sell any part of the foodservice segment without using the sales proceeds to repay the debt of Americana Foods. The Company has informed AFC that it does not believe that there are any amounts due AFC. The Company intends to vigorously defend against this complaint.

Discontinued Operations

During Fiscal 2006, the Company’s Board of Directors approved the decision to sell its Value America division, substantially of all its dairy components segment, Eskimo Pie Frozen Distribution, part of its frozen dessert segment, and CBD, its yogurt segment and we began actively marketing these businesses for sale.

On September 1, 2006, Eskimo Pie Corporation, a wholly owned subsidiary of the Company, entered into an asset purchase agreement with Denali New Berlin, LLC and Denali Ingredients, LLC to sell its Value America flavor and ingredients division, which comprised substantially all of the dairy components segment. The sale of assets was consummated September 14, 2006 for a price of $8,250, which exceeded the carrying value of the assets sold, of which $7,500 was paid in cash and $ 750 was placed in escrow subject to collection of certain accounts receivable. The Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of its operating results in net loss from discontinued operations on the statement of operations and the components of cash flows as net cash flows from discontinued operations for Fiscal 2006. Additionally, the Company classified the assets and liabilities of Value America as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31,2005 and classified the components of operating results of Value America into net loss from discontinued operations and classified its cash flows as cash flows from discontinued operations for Fiscal 2005.

On November 14, 2006, the Company announced that its wholly owned subsidiary, Eskimo Frozen Distribution Inc (“EPFD”) had entered into a definitive agreement to sell substantially all of its direct store door (“DSD”) frozen distribution assets in Florida, California, Oregon and Washington for a net sales price of $5,000, which equaled the carrying value of the related assets acquired net of the liabilities assumed, to an unaffiliated third party. The transaction closed on November 17, 2006. The Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the balance sheet as of August 31, 2006 and included the components of operating results of EPFD as net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, the Company classified the assets and liabilities of EPFD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2005 and classified the components of operating results to net loss from discontinued operations on the consolidated statement of operations and classified the cash flows as cash flows from discontinued operations for Fiscal 2005.

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

On January 2, 2007, the Company entered into a definitive agreement to sell CBD, which includes the yogurt business acquired from Kraft Inc. in 2005, to an unaffiliated third party. The Company recorded a loss on impairment of $5,428 to adjust the carrying value of CBD’s net assets to approximate fair value based upon the definitive agreement. The Company classified CBD’s assets and liabilities as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet as of August 31, 2006 and included the components of operating results in net loss from discontinued operations on the consolidated statement of operations and its cash flows as cash flows from discontinued operations for Fiscal 2006. Additionally, as of and for the year ended August 31, 2005, the Company has classified the assets and liabilities of CBD as assets and liabilities of discontinued operations held for sale on the consolidated balance sheet and included the components of operating results of CBD in net loss from discontinued operations on the consolidated statement of operations and the cash flows of CBD as cash flows from discontinued operations.

Sale of foodservice

On January 24, 2007 the Company sold, through its subsidiaries Eskimo Pie Corporation and Integrated Brands Inc., their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve brands and related foodservice business segment to Dreyer’s, an indirect subsidiary of Nestlé S.A., for a purchase price of approximately $18,925. The purchase price includes approximately $4,000 in inventory and accounts receivables. Dreyer’s will also assume related liabilities in the amount of approximately $1,000. The Company utilized a portion of the proceeds to payoff the Corporate Credit Facility.

Restructuring of Debt

In October 2006, Americana Foods was advised by its lenders that because of continuing defaults, they would no longer lend to Americana Foods and demanded full and immediate repayment of all of amounts outstanding under the American Credit Facility, which aggregated approximately $21,830 and which was guaranteed by the Company. The Company, through certain of its subsidiaries, as creditors of Americana Foods, filed an involuntary petition of bankruptcy against Americana Foods under Chapter 7 of the Federal Bankruptcy Code in the United States Bankruptcy Court, Northern District of Texas. As a result, Americana Foods ceased operations and an independent trustee was appointed to oversee the liquidation of the assets and liabilities of Americana Foods. In November, 2006, a company controlled by Michael Serruya, currently the Chairman and CEO of the Company, through a holding company, purchased all of Americana Foods’ bank indebtedness, which aggregated $21,408, from the lender. The holding company received a first lien security interest in the assets of Americana Foods. The Company remains the guarantor of the Americana debt. The independent trustee has sold or liquidated substantially all of the assets of Americana Foods and is completing his accounting. To the extent that the proceeds from the liquidation are not sufficient to pay Mr. Serruya’s company, the Company may be required to make a payment under its guarantee.

Additionally, the Company continued to be in default under its Corporate Credit Facility. In connection with the purchase of the indebtedness outstanding under the Americana Credit Facility by a company controlled by Michael Serruya, the Company and the lender (a “Senior Lender”) amended the Corporate Credit Facility (the “Amendment”) and agreed to reduce the maximum amount of the Corporate Credit Facility to $8,000, subject to a borrowing base. Mr. Serruya, through the holding company (also a “Senior Lender”), issued an irrevocable letter of credit with a face value of $5,000 in favor of the lender. The Senior Lenders and the Company also entered into a forbearance agreement which changed the maturity date of the Corporate Credit Facility from

CoolBrands International Inc.
Notes to Consolidated Financial Statements for the years ended August 31, 2006 and 2005

(Amounts are expressed in thousands of dollars)

April 21, 2009 to May 17, 2007. The Amendment also required the Company to utilize proceeds from the sales of assets to reduce the indebtedness based upon a specified schedule. Mr. Serruya received, through the holding company, warrants to purchase 5,500 subordinate voting shares of the Company in connection with the acquisition of the senior indebtedness. The exercise price of each warrant is $0.50 Cdn and the term of the warrants is five years from the date of the grant. The warrants issued by the Company in connection with this transaction were valued at $6,800 using the Black-Scholes pricing model and the following assumptions: 2.5 years expected life, no dividends, 67% volatility and 4.6% risk free rate, and will be expensed by the Company in the first quarter of Fiscal 2007. The Company completed the sale of the foodservice segment on January 24, 2007 and utilized a portion of the proceeds to pay off the Corporate Credit Facility.

Note 21. GAAP reconciliation

The financial statements presented herein have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”). There are no principles followed in the preparation of these financial statements that differ materially from generally accepted accounting principles accepted in Canada (“Canadian GAAP”). Accordingly, a reconciliation of the amounts reported under US GAAP to the amounts that would be reported under Canadian GAAP is not required.